Exhibit 99.1

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OLYMPUS HITS HIGHER GOLD GRADE AT JUGAN HILL, BAU, EAST MALAYSIA

Toronto, September 20, 2012 - Olympus Pacific Minerals Inc has drilled a 24.50 meter intersection grading 7.15 g/t gold in drill hole JUDDH68A at its Jugan Hill deposit within the Bau Gold Project in Sarawak, East Malaysia.  This result adds weight to the company’s expectation of higher gold grades at depth.

The company is drilling progressively deeper holes within the deposit to test the conceptual model, which predicts higher grades at depth below the existing shallow resource.  Consistent with the model, diamond drill hole JUDDH-68 intersected 24.50 meters @ 7.15 g/t Au (including 11.50m @ 10.4 g/t Au) from 317.50m to 342.00m down-hole (270 meters vertically below surface). Further step-out drilling is ongoing.

Jugan Hill is one of several known gold deposits within the Bau goldfield. The Bau region is a historic gold field with many geological similarities to the Carlin District of Northern Nevada, which is one of the world’s largest gold fields.

The company’s CEO, John Seton said; “The discovery of high grade gold at 270 meters below surface provides further compelling evidence that gold mineralisation continues down dip as well as along strike. This fact, along with the continued success of our step-out drilling increases our confidence that Jugan Hill has large-scale development potential. It’s our belief that the surface deposits at the Bau goldfield are the shallow expression of deeper higher grade deposits just as it is true in many Carlin–style deposits in Nevada which Bau has been closely compared. Approx 3M oz of historic mining happened within 70 - 80 meters of surface. The current resource is mostly within 120 meters of surface. Bear that in mind when you consider the latest results and you can start to see the size potential.”

HIGHLIGHTS
●	Drill hole JUDDH-68A intersected 24.50 meters at 7.15g/t gold, including 11.50 meters at 10.42g/t Au.
●	Gold grades appear to be increasing with depth
●	The Jugan hill gold deposit remains open down-dip and along strike in both directions.

DRILLING UPDATE

Relatively high-grade gold mineralisation has been intersected in drill hole JUDDH-68A at approximately 270 meters vertically below surface and 80 meters down dip from the nearest earlier hole (JUDDH-53).  JUDDH-68A averaged 7.15g/t gold over a down-hole interval of 24.50 meters (317.50m – 342.00m), including 11.50m @ 10.42 g/t gold, from 320.00m down-hole. The current interpretation is that this approximates the true width of the zone, which remains open down dip and along strike. The location and details of the JUDDH-68A intersection are shown in cross-section and perspective view below.

 “The grade of this intersection is significant because it confirms additional potential for deeper underground mining below the currently proposed open-pit development”.

The JUDDH68A mineralization comprises up to 6% sulphides (mainly pyrite and arsenopyrite). The sulphides occur disseminated within the host rock and as clusters along rock laminae and clay-carbonate veinlet boundaries. The intercept is strongly silicified, suggesting that it may be part of a downward trend towards a deeper silica-rich mineralization zone”.

The Company has completed an additional thirteen (mainly step out) drill holes since the previous update, which has continued to extend and increase the deposit dimensions at depth.  Most of these holes tested the deposit to depths of between 200 meters and 250 meters below surface. This drilling has shown a northerly plunging shoot of higher grade mineralization within the core of the deposit. The deposit strikes northeast-southwest, dips northwesterly, and remains open at depth to the northeast. Ongoing drilling will continue to probe these extensions and delineate the ore body geometry. A further resource estimate is scheduled for the fourth quarter 2012.

Assay results from the latest holes are shown in the table below while full results of all drill holes drilled by Olympus in the current programme are tabulated in Appendix A.

True Widths Undetermined

Hole No	From (m)	To (m)	Length (m)	Gold (g/t)
JUDDH-60	221.15	263.00	41.85	1.55
JUDDH-60 - incl	221.15	235.00	13.85	1.76
JUDDH-60- incl	249.00	263.00	14.00	2.25
JUDDH-61	232.00	268.40	36.40	1.40
JUDDH-61 - incl	260.00	268.40	8.40	2.44
JUDDH-63	208.00	256.00	48.00	1.05
JUDDH-65	239.00	240.00	1.00	0.76
JUDDH-66	226.30	232.00	5.70	1.10
JUDDH-66	239.00	254.00	15.00	1.41
JUDDH-66 -incl	251.00	253.00	2.00	5.23
JUDDH-66	271.80	282.10	10.30	0.73
JUDDH-67A	285.00	291.20	6.20	0.86
JUDDH-68A	317.50	342.00	24.50	7.15
JUDDH-68A - incl	320.00	331.50	11.50	10.42
JUDDH-69A	215.00	216.00	1.00	0.58
JUDDH-69A	223.00	270.00	47.00	1.05
JUDDH-69A - incl	231.00	241.00	10.00	1.68
JUDDH-69A	275.00	279.00	4.00	0.89
JUDDH-70	87.00	94.00	7.00	1.13
JUDDH-70 - and	105.00	127.00	22.00	1.44
JUDDH-70 - incl	111.00	118.00	7.00	2.70
JUDDH-70 - and	134.40	174.65	40.25	0.86
JUDDH-70 - incl	151.00	157.00	6.00	1.55
JUDDH-70 - incl	165.00	174.00	9.00	1.27
JUDDH-71	98.00	161.00	63.00	1.58
JUDDH-71 - incl	110.00	119.00	9.00	2.28
JUDDH-71 - incl	136.00	146.00	10.00	3.17
JUDDH-72	28.70	49.00	20.30	1.24
JUDDH-72	53.00	91.00	38.00	2.08
JUDDH-72 - incl	60.00	65.00	5.00	3.00
JUDDH-72 - incl	86.00	90.00	4.00	3.74

Drill core is either PQ or HQ in size. Holes are routinely surveyed, and  core is oriented. Holes are geologically logged, and samples selected for analysis. Olympus prepares and dispatches samples directly to SGS laboratories. Olympus operates a

QAQC protocol that incorporates standards, duplicates, and blanks in each batch of samples submitted for analysis.  The Gold is analysed by Fire Assay using a 50g charge with an AAS finish and a detection limit of 0.01ppm gold.

Olympus is a diversified gold production and exploration company with three core assets located in East Malaysia and Vietnam and an exploration project in the northern Philippines. The Company has two producing gold mines in central Vietnam, which generates operating cash from current production. The Bau Gold Field is currently in full feasibility with an established N1 43-101/JORC resource that’s expected to increase in the fourth quarter of the 2012 calendar year resulting from the Company’s current drilling program.

OLYMPUS PACIFIC MINERALS INC.
John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: +1 (416) 572 2525 or T: +61 800 308 602 (Aus)
TF: +1 888 902 5522
F: +1 (416) 572 4202
ir@olympuspacific.com
www.olympuspacific.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “ Competent Person”, as defined in the 2004 Edition of the “ Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “ Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt is a full-time consultant to the Company and is not “ independent” within the meaning of National Instrument 43-101. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.